Filed by SPACSphere Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: SPACSphere Acquisition Corp.

Commission File No. 001-43093

Letter to customers

As many of you are aware, over the past year, Mobilewalla has been exploring options to help better fund the future growth of our business.

Following extensive research on our various options as well as internal discussions with our board and trusted advisors, we are announcing today that we will combine with a Nasdaq traded, special purpose acquisition company (commonly referred to as a SPAC) called SPACSphere Acquisition Corp. (SSAC).

To learn more please read the joint press release (https://www.mobilewalla.com/about/press/mobilewalla-enters-into-business-continuity-agreement-with-spacsphere) issued today by SPACSphere and Mobilewalla. Upon closing the proposed transaction, Mobilewalla is expected to become a publicly traded company, listed on US national exchange under a new ticker symbol. The proposed transaction values Mobilewalla at a pro forma enterprise value of $250 million.

This is a tremendous opportunity for our company and gives us the investment to execute on our future growth strategies. We believe that the proposed transaction will enhance our ability to scale our technology and operations, support continued product innovation and accelerate our growth.

We are working diligently to prepare for this new chapter as a public company. We appreciate that there will be a lot of questions, and we look forward to answering them as further details become public.

Thank you for your support all these years. We are excited about what’s ahead.

Forward Looking Statements

This communication includes “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, SPACSphere Acquisition Corp.’s (“SSAC”) and Mobilewalla Holdco, Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, SSAC’s and the Company’s future financial performance following the transaction, as well as SSAC’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on SSAC’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. SSAC and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of SSAC and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of SSAC securities; (ii) the risk that the proposed business combination may not be completed by SSAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SSAC; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by SSAC’s shareholders and the Company’s stockholders, and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against SSAC or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of SSAC’s securities on the Nasdaq; (ix) the price of SSAC’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the enforceability of the Company’s intellectual property, and the potential infringement on the intellectual property rights of others, cybersecurity risks or potential breaches of data security; (xii) the risk that the Company may never achieve or sustain profitability; (xiii) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xiv) the impact of the U.S.-Iran war and other geopolitical conflicts, and (xv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SSAC’s prospectus relating to its initial public offering (File No. 333-290414) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026 and other documents filed, or to be filed with the SEC by SSAC, including the Registration Statement, SSAC’s periodic filings with the SEC, including SSAC’s Annual Report on Form 10-K filed with the SEC on March 27, 2026 and any subsequently filed Quarterly Report on Form 10-Q. SSAC’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither SSAC nor the Company presently know or that SSAC or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in SSAC’s proxy statement contained in the registration statement on Form S-4 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by SSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SSAC and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SSAC nor the Company gives any assurance that either SSAC or the Company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between SSAC and the Company (the “Business Combination”), SSAC and the Company intend to jointly file with the SEC a Registration Statement on Form S-4, which will include a preliminary prospectus and proxy statement of SSAC in connection with the Business Combination, referred to as a proxy statement/prospectus, and after the Registration Statement is declared effective, SSAC will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SSAC may file other documents regarding the Business Combination with the SEC, and SSAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Business Combination, as these materials will contain important information about the Company, SSAC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of SSAC as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the meeting of SSAC’s shareholders to be held to approve the Business Combination and such other matters. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Soumen Das, Chief Financial Officer.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SSAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SSAC’S SOLICITATION OF PROXIES FOR ITS SHAREHOLDERS’ MEETING TO BE HELD TO APPROVE THE BUSINESS COMBINATION, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SSAC, THE COMPANY AND THE BUSINESS COMBINATION.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

SSAC, the Company, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SSAC’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SSAC’s shareholders in connection with the Business Combination, including the names of such persons and a description of their respective interests, is set forth in SSAC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement regarding the Business Combination when it becomes available. Shareholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to SPACSphere Acquisition Corp., 8795 Folsom Blvd, Sacramento, California 95826, Attention: Soumen Das, Chief Financial Officer.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of SSAC or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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